[SEC Letterhead]

December 19, 2008

Michael Hoffman, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, NY 10036

Re: BlackRock Credit Opportunities Trust
File Nos. 333-155589 and 811-22252

Dear Mr. Hoffman:

On November 21, 2008, you filed a registration statement on Form N-2 for common shares of the BlackRock Credit Opportunities Trust ("Trust"). We have reviewed the registration statement. Our comments are set forth below. The captions and page numbers we use below correspond to those the Trust uses in its registration statement.

Prospectus

Cover Page

1.   The first paragraph on page iii of the Cover Page explains how shareholders may obtain various information about the Trust. Please indicate that shareholders may call the toll free number that has been provided: to request the Trust's annual and semi-annual reports (when they become available); to request other information about the Trust; and to make shareholder inquiries. *See* Item 1.d. of Form N-2. In addition, please state whether the Trust will make available its annual and semi-annual reports, free of charge, on or through its Web site. If the Trust does not intend to make its shareholder reports available on its Web site, disclose the reasons why it does not intend to do so. *Id.*

Prospectus Summary — Investment Policies (Page 1)

2.   The third paragraph of this section (on page 2) states that the Trust may invest in swaps, including credit default swaps. Please make clear whether the Trust will engage in buying or selling credit default swaps, or both. If the Trust may sell credit default swaps, please describe the type of debt, including the rating of debt, that will be the subject of a credit default swap. Please also describe the asset coverage that the Trust must maintain for a credit default swap it sells. Finally, in the risk sections of the prospectus, please describe the risks of selling credit default swaps.

3.   Please disclose in this section that the Trust may invest in sub-prime mortgages or mortgage-backed securities that are backed by sub-prime mortgages.

See, e.g, "Prospectus Summary — Mortgage-Backed Securities Risk" on page 8 of the prospectus.

Summary of Trust Expenses (Page 21)

4.   Page 34 of the prospectus states that the Trust may invest up to 10% of its assets in securities of other investment companies. Please either include a line item in the fee table for Acquired Fund Fees and Expenses, as required by Instruction 10 to Item 3 of Form N-2, or explain to us why including such a line item is unnecessary.

5.   Footnote (1) to the fee table states that the Trust may pay ongoing compensation to the Distributor on an annual basis in connection with (i) sales of common shares and (ii) the provision of ongoing shareholder services. Inasmuch as the offering will not be continuous, please explain to us why it is appropriate for the Trust to pay ongoing compensation on an annual basis to the Distributor after the completion of the offering. Please inform us whether the board of trustees will adopt a plan of distribution and whether the plan would be approved annually by the board. The placement of footnote (1) indicates that you intend to treat ongoing compensation paid to the Distributor as a Shareholder Transaction Expense. Please revise the fee table to include such expenses in the Annual Expenses section of the fee table.

Use of Proceeds (Page 22)

6.   This section states that it is expected that the Trust will be able to invest substantially all of the net proceeds of the offering within approximately six months after the completion of the offering. Please provide the reasons why it is expected that there will be a delay in investing the proceeds of the offering. *See* Guide 1 to Form N-2 (providing that "[i]f the registrant expects the investment period to exceed three months, the reasons for the expected delay should be stated").

General Comments

7.   Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

8.   We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

9.   If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective, in reliance on Rule

430A under the Securities Act, please identify the omitted information to us, preferably before filing the final pre-effective amendment.

10.   Please advise us if you have submitted or expect to submit exemptive applications or no-action requests in connection with your registration statement.

11.   Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

12.   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require to make an informed decision. Since the Trust and its management are in possession of all facts relating to the Trust's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Trust requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

* * * * *

If you have any questions prior to filing a pre-effective amendment, please call me at (202) 551-6945.

Sincerely,

John M. Ganley
Senior Counsel